FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 10, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2016 (1Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

First quarter 2016 Results

▪   GPA net sales reach R$17.8 billion in 1Q16, with a remarkable 10.9% growth in the food segment;

▪   Same-store sales in the food segment up 6.0%, the best performance in the last 12 months.;

▪   Selling, general and administrative expenses were below the inflation rate: Highlighting the optimization of expenses at Via Varejo, with nominal reduction from 1Q15, and Assaí, where the increase in expenses was lower than sales growth as a result of greater discipline in controlling costs.

▪   Greater selectivity in the expansion plan, with the focus on formats with higher returns: opening of 1 Minimercado Extra and 1 Assaí store, in addition to 15 stores currently under construction;

▪   Cash management strategy enabled 12.6% growth in financial results, below the interest rate;

▪   Multivarejo:

o    Improved sales trend across all banners;

o    Intensification of price competitiveness and adjustment of commercial dynamics to the current scenario, especially in the Extra banner, with the launch of the "1,2,3 Steps to Saving” campaign;

o    Adjusted EBITDA of R$308 million reflects the initial impacts of the new strategy at Extra. This dynamic of more competitive pricing should be compensated by increased customer traffic and volume in coming quarters;

o    Profitability level of Pão de Açúcar and Proximity similar to 1Q15

▪   Assaí:

o    Total net sales increased by 36.2%, the highest quarterly growth since 1Q14, combined with strong double-digit same-store performance, significantly above inflation;

o    EBITDA up 43.9%, significantly outpacing sales growth in the period;

o    Strong net income growth of 103% in the quarter;

o    Financial structure of low leverage finances organic expansion of the banner; between 12 and 15 stores expected to be opened in 2016    .

▪   Via Varejo:

o    Consistent market share gains and acceleration of the dynamics of recovery on same-store sales;

o    Gross margin of 30.6%, down 250 bps from 1Q15 but stable in relation to 4Q15, underlining the promotional strategy adopted in the period;

o    Adjustments to cost structure made in 2015 and 1Q16 led to nominal reduction in selling, general and administrative expenses. Via Varejo will continue the initiatives to adjust the cost structure;

o    Net income attributable to controlling shareholders, adjusted for other revenues and expenses, amounted to R$33 million in 1Q16.

▪   Cnova Brasil:

o    Marketplace already has more than 2,300 partner stores, with 15.6% share of GMV, up 850 bps from the previous year;

o    Significant stock-out level reduction, providing a better customer service

o    Acceleration of synergies in distribution centers with Via Varejo

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%	10,721	9,644	11.2%	5,411	6,085	-11.1%
Net Revenue	17,754	17,237	3.0%	9,888	8,916	10.9%	4,689	5,371	-12.7%
Gross Profit	3,873	4,132	-6.3%	2,184	2,100	4.0%	1,433	1,778	-19.4%
Gross Margin	21.8%	24.0%	-220 bps	22.1%	23.6%	-150 bps	30.6%	33.1%	-250 bps
Total Operating Expenses	(3,487)	(3,215)	8.5%	(1,843)	(1,604)	14.9%	(1,286)	(1,245)	3.3%
% of Net Revenue	19.6%	18.7%	90 bps	18.6%	18.0%	60 bps	27.4%	23.2%	420 bps
EBITDA (3)	417	949	-56.1%	354	511	-30.6%	157	546	-71.2%
EBITDA Margin	2.3%	5.5%	-320 bps	3.6%	5.7%	-210 bps	3.4%	10.2%	-680 bps
Adjusted EBITDA(4)	484	1,017	-52.4%	409	538	-24.1%	198	541	-63.4%
Adjusted EBITDA Margin	2.7%	5.9%	-320 bps	4.1%	6.0%	-190 bps	4.2%	10.1%	-590 bps
Net Financial Revenue (Expenses)	(317)	(281)	12.6%	(183)	(172)	6.8%	(37)	(88)	-57.9%
% of Net Revenue	1.8%	1.6%	20 bps	1.9%	1.9%	0 bps	0.8%	1.6%	-80 bps
Net Income (Loss) - Controlling Shareholders	(59)	192	n.a.	(8)	122	n.a.	21	116	-82.0%
Net Margin	-0.3%	1.1%	-140 bps	-0.1%	1.4%	-150 bps	0.4%	2.2%	-180 bps
Adjusted Net Income (Loss) - Controlling Shareholders (5)	(17)	226	n.a.	33	142	-77.0%	33	115	-71.6%
Adjusted Net Margin	-0.1%	1.3%	-140 bps	0.3%	1.6%	-130 bps	0.7%	2.1%	-140 bps

(1) Includes the results of Cnova (Cnova Brazil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Revenue		1Q16 x 1Q15
(R$ million)	1Q16	Δ
Consolidated (1)	17,754	3.0%
Food Businesses	9,888	10.9%
Multivarejo (2)	6,740	2.0%
Assaí	3,148	36.2%
Non-Food Businesses	7,881	-5.5%
Cnova	3,177	7.7%
Via Varejo (3)	4,704	-12.7%

Δ Net 'Same-Store' Sales
1Q16
Consolidated (1)	0.8%
Multivarejo + Assaí	6.0%
Cnova	7.7%
Via Varejo (3)	-11.8%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners; (3) Includes revenue from intercompany transactions.

Sales Performance – Consolidated

▪        In 1Q16, consolidated net sales totaled R$17.8 billion, up 3.0%, reflecting a consumption environment strongly impacted by the adverse macroeconomic scenario;

▪        The food segment (Multivarejo + Assaí) delivered remarkable performance, with total net sales growth of 10.9%, driven by stronger sales at Assaí (+36.2%) combined with improved sales at Multivarejo (+2.0%);

▪         Via Varejo once again registered the best sales performance since 2Q15, gradually recovering during the quarter, accompanied by market share growth;

▪        The Company has become more selective about its organic expansion plan for the year, with the focus on higher-return formats (Assaí and Proximity). During the quarter one Minimercado Extra and one Assaí store were opened. The Assaí banner already funds its own organic growth and expects to open between 12 and 15 stores in the year, similarly to in 2015. At present, 15 stores are under construction, namely: 8  Assaí, 2 Pão de Açúcar, 4 Minuto Pão de Açúcar and 1 Minimercado Extra.

Food Business (Multivarejo + Assaí)

▪        Net sales grew 10.9% in the quarter, the highest in the last 12 months, totaling R$9.9 billion, mainly due to the solid performance of the 96 Assaí stores, whose share of total food sales already exceeds the share of the hypermarket format;

▪        On a same-store basis, food segment sales increased by 6.0%, the best performance in the last 12 months. This growth trend is observed in both Assaí and Multivarejo, with the growth registered by Pão de Açúcar and Proximity stores combined with that of Assaí coming close to the inflation in the period. Adjusted for the calendar effect, same-store sales in the Food segment would have grown 3.1%, in line with the adjusted growth in 1Q15, despite the impact of economic slowdown on consumption. Note that sales performance improved gradually during the quarter;

▪       One of the highlights was the resilience shown by the food segment, which has delivered market share gains and improved sales performance by most of its banners in comparison with the second half of 2015, despite the stronger comparison basis. The food segment has been increasing its share of sales and already accounts for 56% of the Group’s portfolio;

▪       It is important to highlight the improved sales performance by Multivarejo banners as a result of: (i) differentiated services and new product launches at Pão de Açúcar, translated into market share gains in most of the months in the last two years; (ii) the growth of the Proximity format, which has been growing its market share consecutively in the last 12 months, mainly through organic growth with the focus on higher-return formats (Minuto Pão de Açúcar); and (iii) the new commercial dynamics, more appropriate for the current scenario, which together with the continued adjustments to the assortment to meet consumer needs, operational improvements and modernization of assets in the Extra banner also helped in the recovery of Multivarejo;

▪        Assaí continued to deliver strong sales growth, with net sales increasing by 36.2%, reflecting the favorable economic scenario for the segment and double-digit same-store sales growth, combined with the maturation of stores opened in the last 12 months. This result was driven by the correct positioning of the banner, which serves price-sensitive customers, reflecting in significant market share gains. The banner remains focused on the expansion plan, with another store opened in the quarter, bringing to nine the total number of stores opened in the last 12 months.

Via Varejo

▪        Net sales totaled R$4.7 billion, down 11.8% on a same-store basis. Total sales fell 12.7%. In the quarter, sales fell more sharply in January due to the strong comparison base of January 2015, while February and March performed above the quarterly average. In addition, Via Varejo continued to close underperforming stores. Mobile phones and sales of services grew sharply in the period compared to 1Q15;

▪        Via Varejo continued to intensify its strategy of price competitiveness and better promotions which, combined with the healthy sales performance of services, has helped improve the company’s sales despite the continuing trend of weak consumption in Brazil. Consequently, Via Varejo has been increasing its market share;

▪        The performance of telephone categories in the stores renovated under the new concepts is 1,790 bps above the company average. In 2016, the Company will accelerate the renovation of telephone and furniture categories, thereby leveraging sales and improving the shopping experience for customers;

▪       Via Varejo continues to offer a comprehensive range of payment options such as cash, credit cards, co-branded credit cards and payment books. The Company operates strictly and meticulously to control the credit risk in both the payment book operation and in credit card installment payments;

▪        In the coming quarters, Via Varejo will continue to focus on increasing store productivity and improving customer service levels. With this, it expects to increasingly strengthen its competitive advantages and leverage its structural gains in market share.

 Cnova Brasil

▪        GMV totaled €401.8 million (R$1,729 million) in the first quarter of 2016, down -10.5% p.a. on a constant currency basis. In the same period, the share of marketplace in GMV reached 15.6% (+852 bps in the annual comparison). On March 31, 2016, we had more than 2,300 vendors in the marketplace;

▪        Traffic grew 15.7% p.a. to 269 million visits in the first quarter of 2016, with mobile devices accounting for 44.0% of total traffic;

▪        Improvements in customer service in the quarter include the resolution of flaws in order processing, improved service at call centers and significant reduction in stockout levels.

Cnova Investigation

As announced by the Company and the subsidiary Cnova NV on December 18, 2015, the Board of Directors of Cnova had hired external legal advisors and accounting experts to help review issues, including alleged irregularities in the conduct of employees related to inventory management, at the distribution centers (DCs) of its Brazilian subsidiary. Cnova also identified discrepancies related to trade accounts payable and accounts receivable/products in transit with carriers.

On February 24, 2016, Cnova provided an estimated quantification of the overstatement of net sales and accounts receivable, the over-valuation of inventory as well as the incorrect accounting entries primarily related to accounts payable. The combined impact of these adjustments on operating EBIT was estimated at approximately R$177 million. This adjustment was fully booked in the financial statements of the fourth quarter of 2015.

On April 26, 2016, Cnova announced that the internal review was still in progress, with the following topics identified in addition to the issues reported on December 31, 2015:

▪        Effects of unintentional errors arising from “orders to be invoiced” to customers and “provision for freight”, whose accounting impact of R$42 million was recorded as a debit entry in the income statement for the quarter ended March 31, 2016, of which R$20 million under revenue from “net sales from goods and services” and R$22 million under “cost of goods sold and services sold”;

▪       The ongoing review at Cnova Brasil recently identified other issues (related to incorrect capitalization of expenses in intangible assets) that are currently undergoing additional reviews. The amount under investigation is approximately R$200 million, which, according to Cnova management, may have a partial adjustment of this amount. However, on the date of approval of these interim financial statements, not all elements are available to conclude this measurement, and thus no adjustment related to this matter was recorded in the quarterly financial information as of March 31, 2016.

In view of the above, the Company now expects to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 by no sooner than June 2016. As such, the Company filed a 12b-25 form with the U.S. Securities and Exchange Commission (SEC) justifying the delay in filing said report.

Operating Performance

Consolidated

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%
Net Revenue	17,754	17,237	3.0%
Gross Profit	3,873	4,132	-6.3%
Gross Margin	21.8%	24.0%	-220 bps
Selling Expenses	(2,964)	(2,716)	9.1%
General and Administrative Expenses	(488)	(459)	6.3%
Equity Income	32	28	16.9%
Other Operating Revenue (Expenses)	(68)	(68)	-0.2%
Total Operating Expenses	(3,487)	(3,215)	8.5%
% of Net Revenue	19.6%	18.7%	90 bps
Depreciation (Logistic)	31	32	-3.3%
EBITDA	417	949	-56.1%
EBITDA Margin	2.3%	5.5%	-320 bps
Adjusted EBITDA (1)	484	1,017	-52.4%
Adjusted EBITDA Margin	2.7%	5.9%	-320 bps

(1)      EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

The Company's gross margin reached 21.8% in the quarter, mainly due to the lower contribution of Via Varejo to consolidated gross profit, in addition to the continuation of investments in price competitiveness in Multivarejo operations, especially at Extra banner.

The nominal growth of selling, general and administrative expenses was 8.7% in 1Q16, below inflation in the period, despite the opening of 100 new stores in the last 12 months, mainly due to the optimization of expenses  at Via Varejo. Moreover, it is important to highlight that expenses grew below sales increase in Assaí as a result of discipline in cost control.

The Company incurred other operating income and expenses of R$68 million in the quarter. Most of this amount is related to expenses with integration and restructuring, net result from fixed assets, and costs of the Cnova investigation.

Adjusted EBITDA, which excludes other operating income and expenses, stood at R$484 million in the quarter. This result primarily reflects the lower contribution of Via Varejo to the Company's EBITDA due to the downturn in the consumer goods market, in addition to the strong EBITDA margin of 10.1% presented in Via Varejo at 1Q15.

Multivarejo

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	7,307	7,147	2.2%
Net Revenue	6,740	6,605	2.0%
Gross Profit	1,755	1,786	-1.8%
Gross Margin	26.0%	27.0%	-100 bps
Selling Expenses	(1,312)	(1,197)	9.6%
General and Administrative Expenses	(170)	(155)	9.4%
Equity Income	23	21	8.3%
Other Operating Revenue (Expenses)	(54)	(27)	97.4%
Total Operating Expenses	(1,512)	(1,358)	11.4%
% of Net Revenue	22.4%	20.6%	180 bps
Depreciation (Logistic)	13	13	-4.3%
EBITDA	255	441	-42.3%
EBITDA Margin	3.8%	6.7%	-290 bps
Adjusted EBITDA (1)	308	468	-34.2%
Adjusted EBITDA Margin	4.6%	7.1%	-250 bps

 (1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

In 1Q16, Multivarejo intensified its efforts to increase price competitiveness, adjusting the commercial dynamics to the current scenario in order to increase consumer loyalty and market share. The new commercial dynamics (1, 2, 3 Savings Steps) launched by the Extra banner aim to benefit customers that seek advantages and competitive prices, offering progressive discounts starting at 20% on the purchase of the first unit and up to 33% on the third unit. This strategy, combined with changes in consumer habits due to the economic scenario, resulted in gross margin of 26.0% in the period.

Selling, general and administrative expenses grew 9.6% from 1Q15, in line with inflation in the period. The main impacts were:

▪  Higher personnel expenses, as a result of wage increases in the end of 2015;

▪  Higher electricity costs, which grew approximately 40% year-over-year;

▪  Expenses related to store expansion (67 stores were opened in the last 12 months).

Other operating income and expenses in the quarter are mainly associated with restructuring expenses and net result from fixed assets.

Adjusted EBITDA amounted to R$308 million, with margin of 4.6%, mainly due to the performance of gross margin and the pressure on expenses linked to inflation, as mentioned above. These effects were mainly seen in the Extra banner, whose profitability was lower year-over-year. Other Multivarejo banners registered similar profitability compared to the same period the previous year.

Assaí

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	3,414	2,497	36.7%
Net Revenue	3,148	2,312	36.2%
Gross Profit	429	314	36.7%
Gross Margin	13.6%	13.6%	0 bps
Selling Expenses	(289)	(216)	33.7%
General and Administrative Expenses	(40)	(29)	40.3%
Other Operating Revenue (Expenses)	(1)	(1)	15.6%
Total Operating Expenses	(331)	(246)	34.4%
% of Net Revenue	10.5%	10.6%	-10 bps
Depreciation (Logistic)	1	1	-2.7%
EBITDA	100	69	43.9%
EBITDA Margin	3.2%	3.0%	20 bps

The consistency of Assaí's performance shows its right positioning in the current macroeconomic scenario. The banner continued to post significant net sales growth (36.2%), the highest quarterly growth since 1Q14, reaching R$3.1 billion in 1Q16.  This performance was due to double-digit same-store sales growth, the opening of nine stores in the last 12 months, and also a favorable economic scenario for the segment.

Note that combined with organic growth, Assaí has gained significant market share and increased its share of sales in the Food segment, from 28% in 2015 to 32% in 1Q16, and is currently the banner with the highest share in this segment.

Gross margin remained stable from the same period in the previous year. Operating expenses as a percentage of net sales decreased slightly (10 bps) due to the maturation of stores, despite the opening of new stores in the last 12 months. Selling expenses presented lower increase than revenue growth as a result of the combination of strong sales growth, which allowed greater dilution of expenses, and discipline in cost control, supporting the increase in customer traffic.

EBITDA grew 43.9%, significantly above sales growth in the period. EBITDA margin reached 3.2%, expanding by 20 bps.

In 2016, Assaí will continue to focus in organic growth and expects to open between 12 and 15 stores.

Via Varejo (1)

(R$ million)	1Q16	1Q15	Δ

Gross Revenue	5,411	6,085	-11.1%
Net Revenue	4,689	5,371	-12.7%
Gross Profit	1,433	1,778	-19.4%
Gross Margin	30.6%	33.1%	-250 bps
Selling Expenses	(1,108)	(1,104)	0.3%
General and Administrative Expenses	(147)	(153)	-3.9%
Equity Income	9	7	44.7%
Other Operating Revenue (Expenses)	(40)	6	n.a.
Total Operating Expenses	(1,286)	(1,245)	3.3%
% of Net Revenue	27.4%	23.2%	420 bps
Depreciation (Logistic)	10	13	-23.2%
EBITDA	157	546	-71.2%
EBITDA Margin	3.4%	10.2%	-680 bps
Adjusted EBITDA (2)	198	541	-63.4%
Adjusted EBITDA Margin	4.2%	10.1%	-590 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The measures taken in 2015 and 1Q16 to reduce expenses offset the increase in price competitiveness in the period and mitigated part of the increase in taxes. Via Varejo continues to focus on implementing initiatives aimed at adjusting the cost structure and increasing store productivity.

Adjusted EBITDA stood at R$198 million due to the following factors:

▪       Gross margin of 30.6%, in line with the margin level of the 4Q15, strengthening promotional activity and competitiveness  based on efficiency gains and higher penetration of services;

▪       Decrease of 0.2% in selling, general and administrative expenses, despite the inflation in the period;

▪       Other Operating Income and Expenses of R$40 million, mainly related to restructuring expenses;

The end of tax exemption on payroll had an impact of approximately 50 bps on Via Varejo's EBITDA margin.

Financial Result

Consolidated
(R$ million)	1Q16	1Q15	Δ

Financial Revenue	194	216	-10.2%
Financial Expenses	(511)	(497)	2.7%
Cost of Sale of Receivables of Credit Card	(85)	(91)	-6.6%
Cost of Discount of Receivables of Payment Book	(84)	(88)	-4.5%
Cost of Debt and Others	(342)	(318)	7.4%
Net Financial Revenue (Expenses)	(317)	(281)	12.6%
% of Net Revenue	1.8%	1.6%	20 bps

Financial result increased 12.6% in the quarter to R$317 million, despite the 15.8% hike in interest rate (average CDI rate) during the period.

The main variations in financial result were:

▪        Decrease of R$22 million (or 10.2%) in financial revenue, reflecting the lower average cash balance in the period;

▪        Decrease of R$10 million (or 5.6%) in the cost of sale of receivables (credit card and payment book) due to lower sales of non-food categories and the continuity of the Company's cash management strategy, which led to a reduction in the volume of the total sale of receivables, especially at Via Varejo;

▪         Increase of R$24 million in the cost of debt and others, below the hike in interest rate in the quarter.

Net Income

	Consolidated			Food Businesses			Via Varejo

(R$ million)	1Q16	1Q15	Δ	1Q16	1Q15	Δ%	1Q16	1Q15	Δ%

EBITDA	417	949	-56.1%	354	511	-30.6%	157	546	-71.2%
Depreciation (Logistic)	(31)	(32)	-3.3%	(14)	(14)	-4.2%	(10)	(13)	-23.2%
Depreciation and Amortization	(250)	(231)	8.3%	(175)	(165)	5.8%	(44)	(42)	3.8%
Net Financial Revenue (Expenses)	(317)	(281)	12.6%	(183)	(172)	6.8%	(37)	(88)	-57.9%
Income (Loss) before Income Tax	(181)	405	n.a.	(17)	159	n.a.	66	403	-83.6%
Income Tax	3	(153)	n.a.	7	(41)	n.a.	(18)	(134)	-86.8%
Net Income (Loss) - Company	(179)	252	n.a.	(10)	118	n.a.	48	269	-82.0%
Net Margin	-1.0%	1.5%	-250 bps	-0.1%	1.3%	-140 bps	1.0%	5.0%	-400 bps
Net Income (Loss) - Controlling Shareholders	(59)	192	n.a.	(8)	122	n.a.	21	116	-82.0%
Net Margin - Controllings Shareholders	-0.3%	1.1%	-140 bps	-0.1%	1.4%	-150 bps	0.4%	2.2%	-180 bps

Other Operating Revenue (Expenses)	(68)	(68)	-0.2%	(54)	(28)	95.3%	(40)	6	n.a.
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	28	9	213.6%	14	7	91.3%	14	(2)	n.a.
Adjusted Net Income (Loss) - Company (1)	(139)	311	n.a.	31	139	-78.0%	75	265	-71.6%
Adjusted Net Margin - Company	-0.8%	1.8%	-260 bps	0.3%	1.6%	-130 bps	1.6%	4.9%	-330 bps
Adjusted Net Income (Loss) - Controlling Shareholders (1)	(17)	226	n.a.	33	142	-77.0%	33	115	-71.6%
Adjusted Net Margin - Controlling Shareholders	-0.1%	1.3%	-140 bps	0.3%	1.6%	-130 bps	0.7%	2.1%	-140 bps

  (1) Net Income (Loss) adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expense, excluding the effects on Income and Social Contribution Taxes.

In 1Q16, net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses was negative at R$17 million.

In the Food segment, the highlight performance came from Assaí, which posted net income growth of 103%. Thus, the Food segment posted net income attributable to controlling shareholders, adjusted by other operating income and expenses, of R$33 million.

Via Varejo posted net income attributable to controlling shareholders, adjusted by other operating income and expenses, of R$33 million.

Indebtedness

Consolidated
(R$ million)	03.31.2016	03.31.2015

Short Term Debt	(3,712)	(3,304)
Loans and Financing	(3,190)	(806)
Debentures and Promissory Notes	(522)	(2,498)
Long Term Debt	(2,949)	(3,419)
Loans and Financing	(2,052)	(2,523)
Debentures	(898)	(896)
Total Gross Debt	(6,661)	(6,723)
Cash and Financial investments	4,448	6,145
Net Debt	(2,213)	(578)
EBITDA(1)	2,148	4,829
Net Debt / EBITDA(1)	-1.03x	-0.12x

Payment Book - Short Term	(2,293)	(2,526)
Payment Book - Long Term	(171)	(113)
Net Debt with Payment Book	(4,677)	(3,217)
Net Debt with Payment Book / EBITDA(1)	-2.18x	-0.67x

On balance Credit Card Receivables	2,880	1,761
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(1,797)	(1,456)
Net Debt with Payment Book and Credit Card Receivables not sold(2)/ EBITDA(1)	-0.84x	-0.30x

(1)EBITDA in the last 12 months.

(2) Includes R$2,880 million in credit card receivables not sold in the quarter, for the purpose of comparison  with 1Q15.

The Company ended March 2016 with a decrease of R$62 million in gross debt compared to March 2015, and with cash reserve and cash equivalent of R$4.5 billion, in addition to a balance of R$2.9 billion in receivables not sold.

Consequently, net debt including payment book operation and credit card receivables not sold amounted to R$1.8 billion at the end of March 2016, increasing R$341 million from March 2015.

Simplified Cash Flow Statement

Consolidated
(R$ million)	1Q16	1Q15

Cash Balance at Beginning of Period	11,015	11,149

Cash Flow from Operating Activities	(7,975)	(4,639)
EBITDA	417	949
Cost of Sale of Receivables	(169)	(179)
Working Capital	(7,783)	(4,318)
Assets and Liabilities Variation	(440)	(1,091)
Cash Flow from Investment Activities	(263)	(479)
Net Investment	(354)	(486)
Acquisition / Sale of Interest and Others	91	7

Change on net cash after investments	(8,238)	(5,118)

Cash Flow from Financing Activities	1,667	110
Dividends Payments and Others	(1)	-
Net Payments	1,668	110

Change on Net Cash	(6,571)	(5,008)

Exchange Rate	4	4

Cash Balance at End of Period	4,448	6,145

Net Debt	(2,213)	(578)

The Company's cash balance stood at R$4.5 billion at the end of 1Q16. The decrease compared to the opening balance of the period (R$11.0 billion) was mainly due to the seasonality in the retail sector, which traditionally registers higher cash levels at the end of the year.

The main factors contributing to these changes in the quarter were:

▪         EBITDA impacted mainly by the downturn in the consumer goods scenario and, consequently, the lower contribution from Via Varejo, in addition to a strong comparison base with 1Q15;

▪        The cash management strategy adopted by the Company led to lower sale of receivables and negatively impacted working capital by approximately R$1 billion in the quarter. Note that this change was also impacted by the significant evolution in working capital over the course of 2015.

Capital Expenditure (Capex)

	Consolidated			Food Businesses			Via Varejo
(R$ million)	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

New stores and land acquisition	105	136	-22.9%	103	125	-17.6%	2	11	-79.9%
Store renovations and conversions	142	125	13.7%	134	103	30.6%	8	22	-65.4%
Infrastructure and Others	203	190	7.2%	144	75	91.7%	13	42	-69.0%

Non-cash Effect
Financing Assets	(83)	65	n.a.	(60)	65	n.a.	-	-	n.a.
Total	367	516	-28.8%	321	368	-12.8%	23	75	-69.7%

The Company invested a total of R$367 million in the quarter, of which 87% was invested in the food segment.

The quarter registered the opening of one Minimercado Extra store and one Assaí store. Another 15 stores are currently under construction: 8 Assaí, 2 Pão de Açúcar, 4 Minuto Pão de Açúcar and 1 Minimercado Extra. In addition, the plan to modernize the assets of Extra was continued.

The Company has become more selective about its organic expansion plan for the year, with the focus on higher-return formats (Assaí and Proximity). It will also carry on with the asset modernization and banner conversion plan in the food segment. At Via Varejo, the focus is on accelerating the revitalization of mobile and furniture categories, providing a better shopping experience to customers.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks-and-mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	03.31.2016	12.31.2015	03.31.2015	03.31.2016	12.31.2015	03.31.2015

Current Assets	21,113	24,998	21,297	8,010	9,581	8,381
Cash and Marketable Securities	4,448	11,015	6,145	2,386	3,699	3,388
Accounts Receivable	5,329	3,218	4,582	247	474	222
Credit Cards	2,851	664	1,761	37	136	67
Payment book	1,815	1,877	2,154	-	-	-
Sales Vouchers and Others	804	884	768	136	175	117
Allowance for Doubtful Accounts	(352)	(371)	(328)	(2)	-	(1)
Resulting from Commercial Agreements	211	164	227	76	164	39
Inventories	9,185	8,989	8,936	4,487	4,584	4,075
Recoverable Taxes	1,251	1,102	865	429	439	200
Noncurrent Assets for Sale	13	15	21	8	8	8
Dividends Receivable	-	-	27	-	-	26
Expenses in Advance and Other Accounts Receivables	888	659	721	452	377	462

Noncurrent Assets	22,650	22,504	21,830	15,928	15,802	15,517
Long-Term Assets	5,138	5,091	4,999	1,906	1,938	2,132
Accounts Receivables	123	98	86	-	-	-
Credit Cards	29	-	-	-	-	-
Payment Book	106	111	94	-	-	-
Allowance for Doubtful Accounts	(12)	(13)	(8)	-	-	-
Inventories	-	-	172	-	-	172
Recoverable Taxes	2,397	2,445	2,350	550	605	498
Deferred Income Tax and Social Contribution	542	564	505	44	70	95
Amounts Receivable from Related Parties	312	309	333	63	36	178
Judicial Deposits	1,067	999	880	583	574	537
Expenses in Advance and Others	698	676	673	666	654	652
Investments	439	407	447	282	284	277
Property and Equipment	10,440	10,398	9,832	8,911	8,825	8,350
Intangible Assets	6,633	6,609	6,552	4,829	4,754	4,757
TOTAL ASSETS	43,764	47,502	43,127	23,939	25,382	23,898

LIABILITIES

	Consolidated			Food Businesses

	03.31.2016	12.31.2015	03.31.2015	03.31.2016	12.31.2015	03.31.2015

Current Liabilities	22,689	25,231	20,833	8,946	9,317	8,128
Suppliers	10,847	15,484	10,999	4,312	6,365	3,632
Suppliers ('Forfait')	350	1,055	-	-	-	-
Loans and Financing	3,190	1,469	806	2,351	1,092	758
Payment Book (CDCI)	2,293	2,308	2,526	-	-	-
Debentures	522	38	2,498	522	38	2,090
Payroll and Related Charges	1,001	1,023	926	543	529	490
Taxes and Social Contribution Payable	932	829	652	180	219	158
Dividends Proposed	2	1	321	0	0	195
Financing for Purchase of Fixed Assets	70	113	37	48	113	37
Rents	133	151	104	90	106	70
Acquisition of Companies	80	76	75	80	76	75
Debt with Related Parties	1,446	563	924	173	162	382
Advertisement	83	121	64	62	45	25
Provision for Restructuring	10	6	-	6	5	-
Advanced Revenue	426	420	236	132	123	54
Others	1,304	1,574	665	449	445	163

Long-Term Liabilities	7,517	8,616	7,577	5,097	6,140	6,002
Loans and Financing	2,052	3,100	2,523	1,650	2,680	2,367
Payment Book (CDCI)	171	167	113	-	-	-
Debentures	898	897	896	898	897	896
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of Companies	27	28	61	-	-	61
Deferred Income Tax and Social Contribution	1,148	1,184	1,181	1,119	1,157	1,178
Tax Installments	563	572	609	563	572	609
Provision for Contingencies	1,437	1,396	1,370	802	770	747
Advanced Revenue	1,171	1,223	777	30	32	104
Others	47	45	43	31	27	35

Shareholders' Equity	13,558	13,655	14,717	9,895	9,925	9,767
Capital	6,806	6,806	6,793	5,135	5,125	4,639
Capital Reserves	308	302	286	308	302	287
Profit Reserves	3,381	3,440	3,692	3,381	3,440	3,684
Adjustment of Equity Valuation	(68)	(84)	(5)	(68)	(84)	1
Minority Interest	3,131	3,191	3,951	1,140	1,142	1,157
TOTAL LIABILITIES	43,764	47,502	43,127	23,939	25,382	23,898

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ	1Q16	1Q15	Δ

Gross Revenue	20,040	19,200	4.4%	10,721	9,644	11.2%	7,307	7,147	2.2%	3,414	2,497	36.7%	5,411	6,085	-11.1%
Net Revenue	17,754	17,237	3.0%	9,888	8,916	10.9%	6,740	6,605	2.0%	3,148	2,312	36.2%	4,689	5,371	-12.7%
Cost of Goods Sold	(13,850)	(13,073)	6.0%	(7,691)	(6,802)	13.1%	(4,973)	(4,805)	3.5%	(2,718)	(1,996)	36.1%	(3,246)	(3,579)	-9.3%
Depreciation (Logistic)	(31)	(32)	-3.3%	(14)	(14)	-4.2%	(13)	(13)	-4.3%	(1)	(1)	-2.7%	(10)	(13)	-23.2%
Gross Profit	3,873	4,132	-6.3%	2,184	2,100	4.0%	1,755	1,786	-1.8%	429	314	36.7%	1,433	1,778	-19.4%
Selling Expenses	(2,964)	(2,716)	9.1%	(1,601)	(1,413)	13.3%	(1,312)	(1,197)	9.6%	(289)	(216)	33.7%	(1,108)	(1,104)	0.3%
General and Administrative Expenses	(488)	(459)	6.3%	(210)	(184)	14.2%	(170)	(155)	9.4%	(40)	(29)	40.3%	(147)	(153)	-3.9%
Equity Income	32	28	16.9%	23	21	8.3%	23	21	8.3%	-	-	n.a.	9	7	44.7%
Other Operating Revenue (Expenses)	(68)	(68)	-0.2%	(54)	(28)	95.3%	(54)	(27)	97.4%	(1)	(1)	15.6%	(40)	6	n.a.
Total Operating Expenses	(3,487)	(3,215)	8.5%	(1,843)	(1,604)	14.9%	(1,512)	(1,358)	11.4%	(331)	(246)	34.4%	(1,286)	(1,245)	3.3%
Depreciation and Amortization	(250)	(231)	8.3%	(175)	(165)	5.8%	(145)	(143)	1.1%	(30)	(22)	36.1%	(44)	(42)	3.8%
Earnings before interest and Taxes - EBIT	135	686	-80.2%	166	331	-49.9%	98	285	-65.8%	68	46	48.8%	103	491	-79.0%
Financial Revenue	194	216	-10.2%	65	106	-38.6%	55	103	-46.1%	10	3	207.2%	115	66	74.5%
Financial Expenses	(511)	(497)	2.7%	(248)	(277)	-10.5%	(220)	(253)	-13.1%	(28)	(24)	16.8%	(152)	(154)	-1.3%
Net Financial Result	(317)	(281)	12.6%	(183)	(172)	6.8%	(165)	(151)	9.4%	(18)	(21)	-11.8%	(37)	(88)	-57.9%
Income (Loss) Before Income Tax	(181)	405	n.a.	(17)	159	n.a.	(67)	134	n.a.	50	25	99.8%	66	403	-83.6%
Income Tax	3	(153)	n.a.	7	(41)	n.a.	24	(32)	n.a.	(17)	(9)	93.8%	(18)	(134)	-86.8%
Net Income (Loss) - Company	(179)	252	n.a.	(10)	118	n.a.	(43)	102	n.a.	33	16	103.0%	48	269	-82.0%
Minority Interest - Noncontrolling	(120)	60	n.a.	(2)	(3)	-35.8%	(2)	(3)	-35.8%	-	-	n.a.	27	152	-82.0%
Net Income (Loss) - Controlling Shareholders (1)	(59)	192	n.a.	(8)	122	n.a.	(41)	106	n.a.	33	16	103.0%	21	116	-82.0%

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	417	949	-56.1%	354	511	-30.6%	255	441	-42.3%	100	69	43.9%	157	546	-71.2%
Adjusted EBITDA (2)	484	1,017	-52.4%	409	538	-24.1%	308	468	-34.2%	101	70	43.6%	198	541	-63.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

% of Net Revenue

	1Q16	1Q15		1Q16	1Q15		1Q16	1Q15		1Q16	1Q15		1Q16	1Q15

Gross Profit	21.8%	24.0%		22.1%	23.6%		26.0%	27.0%		13.6%	13.6%		30.6%	33.1%
Selling Expenses	16.7%	15.8%		16.2%	15.8%		19.5%	18.1%		9.2%	9.4%		23.6%	20.6%
General and Administrative Expenses	2.7%	2.7%		2.1%	2.1%		2.5%	2.4%		1.3%	1.2%		3.1%	2.9%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.4%	0.4%		0.6%	0.3%		0.8%	0.4%		0.0%	0.0%		0.9%	-0.1%
Total Operating Expenses	19.6%	18.7%		18.6%	18.0%		22.4%	20.6%		10.5%	10.6%		27.4%	23.2%
Depreciation and Amortization	1.4%	1.3%		1.8%	1.9%		2.1%	2.2%		1.0%	1.0%		0.9%	0.8%
EBIT	0.8%	4.0%		1.7%	3.7%		1.4%	4.3%		2.2%	2.0%		2.2%	9.1%
Net Financial Revenue (Expenses)	1.8%	1.6%		1.9%	1.9%		2.4%	2.3%		0.6%	0.9%		0.8%	1.6%
Income (Loss) Before Income Tax	-1.0%	2.3%		-0.2%	1.8%		-1.0%	2.0%		1.6%	1.1%		1.4%	7.5%
Income Tax	0.0%	-0.9%		0.1%	-0.5%		0.4%	-0.5%		-0.5%	-0.4%		-0.4%	-2.5%
Net Income (Loss) - Company	-1.0%	1.5%		-0.1%	1.3%		-0.6%	1.5%		1.0%	0.7%		1.0%	5.0%
Minority Interest - noncontrolling	-0.7%	0.3%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.6%	2.8%
Net Income (Loss) - Controlling Shareholders (1)	-0.3%	1.1%		-0.1%	1.4%		-0.6%	1.6%		1.0%	0.7%		0.4%	2.2%
EBITDA	2.3%	5.5%		3.6%	5.7%		3.8%	6.7%		3.2%	3.0%		3.4%	10.2%
Adjusted EBITDA (2)	2.7%	5.9%		4.1%	6.0%		4.6%	7.1%		3.2%	3.0%		4.2%	10.1%
(1)Net Income after noncontrolling shareholders.
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	03.31.2016	03.31.2015

Net Income (Loss) for the period	(179)	252
Adjustment for reconciliation of net income
Deferred income tax	(27)	57
Loss (gain) on disposal of fixed and intangible assets	46	15
Depreciation and amortization	280	264
Interests and exchange variation	272	328
Adjustment to present value	3	(1)
Equity Income	(32)	(28)
Provision for contingencies	69	52
Share-Based Compensation	8	5
Allowance for doubtful accounts	109	96
Provision for obsolescence/breakage	5	(7)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(55)	(17)
Other Operating Expenses	-	2
	405	1,018
Asset (Increase) decreases
Accounts receivable	(2,275)	(1,411)
Inventories	(259)	(460)
Taxes recoverable	(75)	(263)
Other Assets	(196)	(206)
Related parties	34	(179)
Restricted deposits for legal proceeding	(55)	(15)
	(2,826)	(2,534)
Liability (Increase) decrease
Suppliers	(4,544)	(2,447)
Suppliers ('Forfait')	(705)	-
Payroll and charges	(21)	59
Taxes and Social contributions payable	76	(245)
Other Accounts Payable	(300)	(405)
Contingencies	(70)	(66)
Deferred revenue	10	(19)
	(5,554)	(3,123)

Net cash generated from (used in) operating activities	(7,975)	(4,639)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	03.31.2016	03.31.2015

Acquisition of property and equipment	(284)	(413)
Increase Intangible assets	(83)	(103)
Sales of property and equipment	13	30
Cash provided on sale of subisidiary	91	7
Net cash flow investment activities	(263)	(479)

Cash flow from financing activities
Increase of capital	-	1
Funding and refinancing	2,409	1,571
Payments of loans and financing	(1,592)	(2,209)
Dividend Payment	(1)	-
Proceeds from stock offering, net of issue costs	-	(4)
Intercompany loans	851	751
Net cash generated from (used in) financing activities	1,667	110

Monetary variation over cash and cash equivalents	4	4
Increase (decrease) in cash and cash equivalents	(6,567)	(5,004)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	4,448	6,145
Change in cash and cash equivalents	(6,567)	(5,004)

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	1Q16%		1Q15%		Δ

Pão de Açúcar	1,804	9.0%	1,696	8.8%	6.3%
Extra (1)	4,584	22.9%	4,706	24.5%	-2.6%
Convenience Stores (2)	304	1.5%	213	1.1%	42.4%
Assaí	3,414	17.0%	2,497	13.0%	36.7%
Other Businesses (3)	616	3.1%	532	2.8%	15.8%
Food Businesses	10,721	53.5%	9,644	50.2%	11.2%

Pontofrio	964	4.8%	1,386	7.2%	-30.4%
Casas Bahia	4,446	22.2%	4,699	24.5%	-5.4%
Cnova	3,908	19.5%	3,472	18.1%	12.6%
Non-Food Businesses	9,318	46.5%	9,557	49.8%	-2.5%

Consolidated	20,040	100.0%	19,200	100.0%	4.4%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	1Q16%		1Q15%		Δ

Pão de Açúcar	1,660	9.3%	1,562	9.1%	6.3%
Extra (1)	4,192	23.6%	4,320	25.1%	-3.0%
Convenience Stores (2)	283	1.6%	201	1.2%	41.0%
Assaí	3,148	17.7%	2,312	13.4%	36.2%
Other Businesses (3)	605	3.4%	522	3.0%	16.0%
Food Businesses	9,888	55.7%	8,916	51.7%	10.9%

Pontofrio	830	4.7%	1,232	7.1%	-32.6%
Casas Bahia	3,859	21.7%	4,139	24.0%	-6.8%
Cnova	3,177	17.9%	2,950	17.1%	7.7%
Non-Food Businesses	7,866	44.3%	8,321	48.3%	-5.5%

Consolidated	17,754	100.0%	17,237	100.0%	3.0%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)		Food Businesses
	1Q16	1Q15	1Q16	1Q15

Cash	44.3%	43.8%	52.4%	52.5%
Credit Card	46.4%	46.8%	37.8%	38.0%
Food Voucher	6.0%	5.4%	9.8%	9.5%
Payment Book	3.3%	4.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2015	Opened	Closed	Converted	03/31/2016

Pão de Açúcar	185	-	-	-	185
Extra Hiper	137	-	-	-	137
Extra Supermercado	199	-	(5)	-	194
Minimercado Extra	249	1	(11)	-	239
Minuto Pão de Açucar	62	-	-	-	62
Assaí	95	1	-	-	96
Other Business	240	-	(5)	-	235
Gas Station	83	-	(5)	-	78
Drugstores	157	-	-	-	157
Food Businesses	1,167	2	(21)	-	1,148
Pontofrio	254	-	(21)	-	233
Casas Bahia	760	-	(15)	-	745
Consolidated	2,181	2	(57)	-	2,126

Sales Area ('000 m2)
Food Businesses	1,804				1,794
Consolidated	2,904				2,868

# of employees ('000) (1)	146				139

                    (1) Does not include Cdiscount employees.

1Q16 Results Conference Call and Webcast
Wednesday, May 11, 2016
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for Portuguese audio: 2425462#
Access code for English audio: 5525951#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2016 (1Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2016 was 9.39%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.